EXHIBIT 99.1

Endeavour Silver Drilling Intersects 618 gpt Silver and 3.2 gpt Gold over 21.2 metres (25.1 opT AgEq over 69.6 ft) at Terronera Project, Jalisco, Mexico

VANCOUVER, British Columbia, June 27, 2018 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (NYSE:EXK) (TSX:EDR) announces that infill drilling within the Terronera vein system on the Terronera property in Jalisco State, Mexico (see Terronera map here) has consistently intersected high grade silver-gold mineralization in nine drill holes.

The best intercept to date returned 618 grams per tonne (gpt) silver and 3.2 gpt gold over 21.2 metres (m) true width (25.1 oz per short ton (opT) silver equivalent (AgEq) over 69.6 feet (ft) in hole TR11-4 (see Terronera long section here)).

All nine drill holes were targeted to fill gaps in the drill pattern, with the goal to upgrade up to one million tonnes of inferred resources to measured and indicated resources so they can be included in the mine plan for Terronera, and to expand the inferred resources at depth.  Hole TR11-4 is the deepest mineralized hole drilled to date, it intersected the mineralized zone at 430 m vertical depth, and remains open at depth.

Drilling highlights are summarized in the following table of drill results.

Hole	Structure	From	True width	Au	Ag	AgEq
		(m)	(m)	(gpt)	(gpt)	(gpt)
TR08-6	Terronera Including	342.30	2.8	2.0	54	203
		342.30	0.3	4.3	127	452
TR10-5	Terronera Including	475.15	1.3	1.3	467	562
		476.40	0.4	1.0	888	962
TR10-6	Terronera Including	535.00	2.3	4.8	222	583
		538.00	0.5	6.7	410	910
TR11-4	Terronera Including	546.40	21.2	3.2	618	861
		548.65	0.2	4.9	4,090	4,456
TR11-5	Terronera Including FW Terronera including	513.25	6.0	2.6	507	699
		515.05	0.4	5.4	3,370	3,778
		523.70	1.5	7.1	181	715
		523.70	0.3	9.2	279	971
TR13-6	Terronera Including	358.00	1.6	4.2	120	437
		359.75	0.6	6.0	185	631
TR13-7	Terronera Including	385.75	4.4	4.7	121	471
		390.65	0.5	9.1	376	1,060
TR14-8	Terronera Including	315.80	4.6	4.3	146	467
		323.85	0.1	13.6	473	1,493
TR15-7	Terronera Including	290.95	5.7	1.3	128	225
		294.65	0.3	8.7	164	817

Silver equivalents are calculated at a ratio of 75:1 silver: gold.  All widths are estimated true widths.

Luis Castro, Vice President, Exploration for Endeavour Silver, commented, “These infill drill results should have a positive impact on our reserves and resources.  The high silver and gold grades, excellent continuity of mineralization and significant exploration upside to expand the resources reinforce our view that Terronera has the potential to become the next key asset for the Company.”

The infill drill program is now 60% complete, with 5,990 m drilled out of 10,000 m planned.  Once the infill drill program is completed in September and full drill results are available, a revised resource estimate will be prepared, but the new results will not be in time to include in the updated pre-feasibility study anticipated to be released in August.

Management is currently awaiting a number of catalysts to advance Terronera to mine development.  Engineering trade-off studies and economic modeling are now complete and an optimized pre-feasibility study is forthcoming.  All required documents have been filed with Mexican government agencies for the final two environmental permits (mine dumps and tailings facilities), receipt of which is anticipated shortly.  The mine and plant construction permits were issued in August, 2017.  An initial debt facility to fund the new Terronera silver-gold mine is currently being prepared. Upon receipt of these catalysts, management will meet with the board to discuss a development decision.

Godfrey Walton, M.Sc., P.Geo., Endeavour’s President and COO, is the Qualified Person who reviewed and approved this news release and supervised the drilling programs in Mexico. A Quality Control sampling program of reference standards, blanks and duplicates is used to monitor the integrity of all assay results. All samples are split at the local field office and shipped to ALS-Chemex Labs, where they are dried, crushed, split and 50 gram pulp samples are prepared for analysis. Gold is determined by fire assay with an atomic absorption (AA) finish and silver by aqua regia digestion and ICP finish, over-limits by fire assay and gravimetric finish.

About Endeavour Silver – Endeavour Silver Corp. is a mid-tier precious metals mining company that operates three high-grade, underground, silver-gold mines in Mexico. The Company is forecasting 20% production growth to 10.2-11.2 million oz silver equivalent in 2018. Endeavour is currently developing the El Compas mine as its fourth high-grade, underground, silver‑gold mine in Mexico and has a compelling pipeline of exploration and development projects including the Terronera project to facilitate its goal to become a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information - For more information, please contact:
Galina Meleger, Director Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Fax: (604) 685-9744
Email:  gmeleger@edrsilver.com
Website: www.edrsilver.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward‑looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2018 including changes in exploration programs and the timing and results of various activities. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices, operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.